<Letterhead
                   DIAMOND LAKE MINERALS, INC.
                          PO Box 190
                        Warkworth Ontario
                          CANADA  K0K 3K0
                       Phone (705)924-2303
                    Facsimile (705) 924-2600>


17 February  2000

H. Roger Schwall, Assistant Director
John Penn, Esq.
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Via Facsmile:  John Penn: 202-942-9528

RE:   Diamond Lake Minerals Inc.
      Form 10SB Filed on December 22, 1999
      Commission File No. 0-28695

Gentlemen:

     We have received your initial comment letter, dated February 4, 2000 on our Form 10SB filed on December 22, 1999. Based on a conversation between your office and our attorney, Gerald M. Conder, and further based on our inability to respond to comments on or before the effective date of the filing, please be advised that Diamond Lake Minerals, Inc. hereby withdraws its Form 10SB filing. We will file a new Form 10SB in the near future and make every effort to address your comments in our new filing.


Very truly yours,

DIAMOND LAKE MINERALS, INC.

/s/ A. David Houston
__________________________________
By:  A. David Houston
       President